January 12, 2011

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Hydrogenics Corporation Form 20-F for the Fiscal Year Ended December 31, 2009 File No. 000-31815

Dear Mr. Cash:

We respond to the Staff’s comment letter, dated November 5, 2010, relating to Hydrogenics Corporation’s (the “Company”) Form 20-F for the fiscal year ended December 31, 2009 (the “20-F”) and subsequent Staff inquiry with respect to the reasons for the Company’s determination not to file a right of first refusal agreement (the “Cargnelli ROFR”) between General Motors Corporation and one of the Company’s founders as an exhibit to the 20-F.

In 2001, General Motors Corporation entered into a right of first refusal agreement with each of our three founders wherein General Motors Corporation was granted a right of first refusal to acquire any shares owned by the founder should the founder elect to sell his shares while he was employed with the Company. At present, only one of the founders, Joseph Cargnelli, is employed by the Company. Subsequently, General Motors Corporation transferred their shares of the Company to General Motors Corp. as part of their reorganization proceedings.

As discussed with the Staff, the Company has determined that the Cargnelli ROFR is not material and, accordingly, is not required to be filed as an exhibit to the 20-F.  The Company has based this determination on the fact that it is not a party to the Cargnelli ROFR and, more importantly, General Motors Corp. may only exercise the right of first refusal if it and its affiliates own not less than 10% of the Company’s issued and outstanding common shares.  General Motors Corp.’s share ownership has been reduced to approximately 8.3%.

If you have any questions or comments regarding this submission, please feel free to contact me by telephone at (905) 361-3633, by fax at (905) 361-3626 or by e-mail at ldavis@hydrogenics.com.

Very truly yours,

/s/ Lawrence Davis

Lawrence Davis
Chief Financial Officer

Cc: Ms. Jessica Dickerson